March 13, 2014

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

foley.com

WRITER’S DIRECT LINE

414.319.7343

smoats@foley.com EMAIL

CLIENT/MATTER NUMBER

061300-1765

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:    Oshkosh Corporation — Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Oshkosh Corporation, a Wisconsin corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), and under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), the above-referenced Registration Statement, with exhibits, relating to a proposed offer to exchange the Company’s outstanding 5.375% Senior Notes due 2022 for an equal principal amount of the Company’s 5.375% Senior Notes due 2022, which will be registered under the Securities Act.  Included with the exhibits filed with the Registration Statement is the Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of Wells Fargo Bank, National Association.

The Company is filing the Registration Statement pursuant to General Instruction B.1.a. of Form S-4.

The Company has made a wire transfer in the amount of $32,200 in payment of the prescribed registration fee to the United States Treasury designated lockbox depository at U.S. Bank in St. Louis, Missouri.  Such fee was calculated in accordance with Section 6(b) of, and Rule 457(f)(2) under, the Securities Act.  The Company’s filing fee account number is 0000775158.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 319-7343 or John K. Wilson at (414) 297-5642.

Very truly yours,

/s/ Spencer T. Moats

Spencer T. Moats

cc:                                Oshkosh Corporation
  Working Group

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.